Exhibit 77C - Submission of Matters to a Vote of Security Holders

There was a special meeting of shareholders of Bramwell Growth Fund, a series of The Bramwell Funds, Inc., on March 10, 2006. The proposal voted on, and approved, at such meeting was "To approve the reorganization of the Bramwell Growth Fund in accordance with the Plan of Reorganization, including the Investment Advisory Agreement, and the transactions it contemplates as described in the Proxy Statement/Prospectus".

The vote was:

For:              4,061,208 shares
Against:            843,915 shares
Abstain:             80,348 shares

There was also a special meeting of shareholders of Bramwell Focus Fund, a series of The Bramwell Funds, Inc., on March 10, 2006. The proposal voted on, and approved, at such meeting was "To approve the reorganization of the Bramwell Focus Fund in accordance with the Plan of Reorganization, including the Investment Advisory Agreement, and the transactions it contemplates as described in the Proxy Statement/Prospectus".

The vote was:

For:              420,059 shares
Against:           29,464 shares
Abstain:           17,933 shares